No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended ("U.S. Securities Act"), or any state securities laws. Accordingly, the securities offered hereby may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. Persons" ("U.S. Persons")(as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to U.S. Persons. See "Plan of Distribution".

This document is only being and may only be distributed to and directed at, and the Offering (as defined herein) is only being and may only be made to, (i) persons outside the United Kingdom (the "U.K."); or (ii) persons in the U.K. who are both (a) a "qualified investor" within the meaning of Section 86(7) of the U.K. Financial Services and Markets Act 2000 (the "FSMA") acting as principal or in circumstances to which Section 89(2) of FSMA applies, and (b) have professional experience in matters relating to investments and who are persons referred to in Article 19 (investment professionals) or Article 49 (high net worth companies, unincorporated associations, etc.) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (all such persons together being referred to as "relevant persons"). The securities being offered hereunder are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. By accepting a copy of this short form prospectus and by offering to acquire Common Shares (as defined below) under the Offering (as defined below), potential investors in the U.K. will be deemed to have represented that they satisfy the criteria specified in clause (ii) above to be a relevant person. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document is not an "approved prospectus" within the meaning of Section 85(7) of the FSMA and contains no offer to the public within the meaning of section 102B of the FSMA, the U.K. Companies Act 2006 or otherwise. Accordingly, this document has not been approved as a prospectus by the U.K. Financial Services Authority (the "FSA") under Section 87A of the FSMA and has not been filed with the FSA pursuant to the U.K. prospectus rules nor has it been approved by a person authorized under the FSMA.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of TransGlobe Energy Corporation, at Suite 2500, 605 - 5th Avenue SW, Calgary, Alberta T2P 3H5, Telephone (403) 264-9888, and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

NEW ISSUE	January 21, 2011

     $75,000,000
5,000,000 Common Shares

_____________________________________

Price: $15.00 per Common Share

_____________________________________

This short form prospectus qualifies the distribution of 5,000,000 common shares (the "Common Shares") of TransGlobe Energy Corporation ("TransGlobe" or the "Company") at a price of $15.00 per Common Share (the "Offering").

The currently issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "TGL" and on the NASDAQ OMX Global Select Market ("NASDAQ") under the trading symbol "TGA". On January 7, 2011, the last trading day prior to the public announcement of the Offering, the closing price of the Common Shares on the TSX was $15.64 and on the NASDAQ was US$15.82 and on January 20, 2011, the closing price of the Common Shares on the TSX was $14.45 and on the NASDAQ was US$14.47. The price of the Common Shares offered hereby was determined by negotiation between the Company and Macquarie Capital Markets Canada Ltd. on its own behalf and on behalf of Dundee Securities Corporation, GMP Securities L.P., Canaccord Genuity Corp., FirstEnergy Capital Corp., Fraser Mackenzie Limited and Peters & Co. Limited (collectively, the "Underwriters"). The TSX has conditionally approved the listing of the Common Shares distributed under this short form prospectus. Such listing will be subject to the Company fulfilling all the listing requirements of the TSX on or before April 14, 2011. The Company is also required to notify the NASDAQ within 10 calendar days of the issuance of the Common Shares.

2

			Net Proceeds to the
	Price to the Public	Underwriters' Fee	Company(1)

Per Common Share	$15.00	$0.75	$14.25
Total(1)(2)	$75,000,000	$3,750,000	$71,250,000

Notes:

(1)	Before deducting expenses of the Offering, estimated to be $400,000, which, together with the Underwriters' fee, will be paid from the general funds of the Company.

(2)

The Company has granted to the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to an additional 750,000 Common Shares at a price of $15.00 per Common Share on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period expiring 30 days following the closing of the Offering, to cover over- allotments, if any, and for market stabilization purposes. A purchaser who acquires Common Shares forming part of the Over- Allotment Option acquires those Common Shares under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total Offering, Underwriters' fee and net proceeds to the Company (before deducting expenses of the Offering) will be $86,250,000, $4,312,500 and $81,937,500, respectively. This short form prospectus also qualifies both the grant of the Over- Allotment Option and the distribution of the Common Shares issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

The following table sets forth the number of Common Shares that may be issued by the Company to the Underwriters pursuant to the Over-Allotment Option:

Underwriter's Position	Maximum number of securities available	Exercise period	Exercise price
Over-Allotment Option	750,000	30 days from the closing of the Offering	$15.00

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Company by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subject to applicable laws, the Underwriters may, in connection with this Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obliged to take up and pay for all Common Shares offered hereby if any are purchased under the Underwriting Agreement. See "Plan of Distribution".

The Underwriters propose to offer the Common Shares offered pursuant to this short form prospectus initially at the offering price specified above. After a reasonable effort has been made to sell all of the Common Shares at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Common Shares remaining unsold. The Underwriters' fee will be decreased by the amount that the aggregate selling price for the Common Shares is less than the gross proceeds paid by the Underwriters to the Company. Any such reduction will not affect the proceeds received by the Company. See "Plan of Distribution".

An investment in the securities offered hereunder is speculative and involves a high degree of risk. The risk factors identified in the documents incorporated herein by reference and under the heading "Risk Factors" and "Special Note Regarding Forward-Looking Statements" in this short form prospectus should be carefully reviewed and evaluated by prospective subscribers before purchasing the securities being offered hereunder.

The principal offices of the Company are located at Suite 2500, 605 – 5th Avenue SW, Calgary, Alberta T2P 3H5 and the registered office of the Company is located at 1400, 350 – 7th Avenue SW, Calgary, Alberta T2P 3N9.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of this Offering is expected to occur on or about February 1, 2011, but in any event, not later than March 15, 2011 (the "Closing Date").

CURRENCY AND EXCHANGE RATES

Unless otherwise specified, in this short form prospectus (including the documents incorporated by reference herein) all dollar amounts are stated in Canadian dollars, and all references to "dollars" or "$" are to Canadian dollars. However, the Company has adopted the U.S. dollar as the functional currency for its consolidated financial statements.

The following table sets forth the Canada/U.S. exchange rates on the last day of the periods indicated as well as the high, low and average rates for such periods based on the exchange rates published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate"). On January 20, 2011, the Bank of Canada noon rate for conversion of Canadian dollars into U.S. dollars was CAD$1.00 = USD$0.9999.

	Year Ended December 31,
	2010	2009	2008
	USD$	USD$	USD$
Period End	1.0069	0.9564	0.8256
High	1.0054	0.9716	1.0289
Low	0.9278	0.7692	0.7711
Average(1)	0.9709	0.8757	0.9381

Note:

(1) Average represents the average of the rates on the last business day of each month during the period.

ELIGIBILITY FOR INVESTMENT

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to TransGlobe, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (together, the "Tax Act") in force on the date hereof, and the proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, provided the Common Shares are listed on a designated stock exchange (which includes the TSX) or the Company otherwise qualifies as a "public corporation" (as defined in the Tax Act), Common Shares acquired on the Closing Date will be "qualified investments" under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts ("TFSAs").

Notwithstanding that the Common Shares may be qualified investments for a trust governed by a TFSA, the holder of a TFSA that governs a trust which holds Common Shares will be subject to a penalty tax if the holder does not deal at arm’s length with the Company for the purposes of the Tax Act or if the holder has a "significant interest" (within the meaning of the Tax Act) in the Company or in a corporation, partnership or trust with which the Company does not deal at arm’s length for the purposes of the Tax Act. A "significant interest" includes, but is not limited to, the ownership of 10% or more of any class of issued shares of the Company. Prospective purchasers who intend to hold Common Shares in a TFSA are advised to consult their own tax advisors.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company, Suite 2500, 605 – 5th Avenue S.W., Calgary, Alberta T2P 3H5, Telephone: (403) 264-9888. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

The following documents of the Company, which have been filed with the securities commissions or other similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a)	the amended annual information form of the Company dated May 26, 2010 for the year ended December 31, 2009 (the "AIF");

(b)	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2009 and 2008, together with the notes thereto and the report of the auditors thereon;

(c)	the management's discussion and analysis of the business and operations of the Company as at and for the years ended December 31, 2009 and 2008;

(d)

the unaudited interim consolidated financial statements of the Company as at September 30, 2010 and for the three and nine-month periods ended September 30, 2010 and 2009, together with the notes thereto;

(e)	management's discussion and analysis of the business and operations of the Company as at September 30, 2010 and for the three and nine-month periods ended September 30, 2010 and 2009;

(f)	the Information Circular – Proxy Statement of the Company dated March 25, 2010 relating to the annual and special meeting of shareholders of the Company held on May 11, 2010;

(g)

the material change report of the Company dated January 25, 2010 announcing a new exploration project in the western desert of the Arab Republic of Egypt ("Egypt"), an operations update and an expanded 2010 capital budget;

(h)	the material change report of the Company dated January 28, 2010 announcing the Company's 2009 year-end reserves;

(i)	the material change report of the Company dated March 11, 2010 announcing the Company's fourth quarter and year end 2009 financial and operating results;

(j)	the material change report of the Company dated March 24, 2010 announcing the Company's Egypt drilling update;

(k)	the material change report of the Company dated November 4, 2010 announcing the Company's third quarter operating results; and

(l)	the material change report of the Company dated January 10, 2011 announcing the Offering.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus including any material change reports (excluding material change reports filed on a confidential basis), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Company with a securities commissions or similar authority in Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, any untrue statement of a material fact or an omission to state material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "project", "potential", "targeting", "intend", "could", "might", "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third-party industry sources. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this short form prospectus include, but are not limited to, statements with respect to:

  the use of proceeds from the Offering;
  completion of the Offering;
  the performance characteristics of the Company's oil properties;
  oil production levels;
  the quantity of oil reserves;
  capital expenditure programs;
  supply and demand for oil and commodity prices;
  drilling plans;
  expectations regarding the Company's ability to raise capital and to continually add to reserves though acquisitions, exploration and development;
  treatment under governmental regulatory regimes and tax laws;
  realization of the anticipated benefits of acquisitions and dispositions;
  adverse technical factors associated with exploration, development, production or transportation of crude oil reserves; and
  changes or disruptions in the political or fiscal regimes in the Company's areas of activity.

Some of the risks and other factors, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

  general economic conditions in Canada, the United States, Egypt, Republic of Yemen ("Yemen") and globally;
  general economic stability of the Company’s financial lenders and creditors;
  payment of crude oil marketing contracts and associated financial hedging instruments;
  industry conditions, including fluctuations in the price of oil;
  governmental regulation of the oil industry, including environmental regulation;
  fluctuation in foreign exchange or interest rates;
  risks inherent in oil operations;
  geological, technical, drilling and processing problems;
  unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
  failure to obtain industry partner and other third-party consents and approvals, when required;
  stock market volatility and market valuations;

  competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;
  incorrect assessments of the value of acquisitions;
  the need to obtain required approvals from regulatory authorities; and
  the other factors considered under "Risk Factors".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that some or all of the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Company nor any of the Underwriters undertakes any obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities laws.

Although the forward-looking statements contained in this short form prospectus and in the documents incorporated by reference herein are based upon assumptions which management of the Company believes to be reasonable, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. With respect to forward-looking statements contained in this short form prospectus, the Company has made assumptions regarding: current commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates; future operating costs; and other matters.

Forward-looking statements and other information contained herein concerning the oil and natural gas industry in the countries in which it operates and the Company's general expectations concerning this industry are based on estimates prepared by management of the Company using data from publicly available industry sources as well as from resource reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any material misstatements regarding any industry data presented herein, the oil and natural gas industry involves numerous risks and uncertainties and is subject to change based on various factors.

NON-GAAP MEASURES

Funds Flow from Operations

Management of the Company uses the term "funds flow from operations" and "funds flow from continuing operations", which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with Canadian generally accepted accounting principles ("GAAP"). Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities before changes in non-cash working capital. Management of the Company considers this a key measure as it demonstrates TransGlobe's ability to generate the funds flow necessary to fund future growth through capital investment. Funds flow from operations and funds flow from continuing operations may not be comparable to similar measures used by other companies.

For reconciliations of funds flow from operations to cash flow from operating activities, refer to management's discussion and analysis of the business and operations of the Company as at and for the years ended December 31, 2009 and 2008 and management's discussion and analysis of the business and operations of the Company as at September 30, 2010 and for the three and nine-month periods ended September 30, 2010 and 2009.

Debt-to-Funds Flow Ratio

Debt-to-funds flow ratio is a non-GAAP measure that does not have a standardized meaning prescribed by GAAP that is used to set the amount of capital in proportion to risk. The Company's debt-to-funds flow ratio is computed as long-term debt, including the current portion, over funds flow from operations for the trailing 12 months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

Netback

Netback is a non-GAAP measure that does not have a standardized meaning prescribed by GAAP that represents revenue net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management of the Company believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE ENERGY CORPORATION

In this document, unless the context otherwise requires, "TransGlobe" or the "Company" refers to TransGlobe Energy Corporation together with its wholly-owned subsidiaries.

Summary Description of Business

TransGlobe was incorporated on August 6, 1968 and was organized under variations of the name "Dusty Mac" as a mineral exploration and extraction venture under The Company Act (British Columbia). In 1992, the Company entered into the oil and gas exploration and development business in the United States and later in Yemen and Canada and ceased operations as a mining company. The Company changed its name to "TransGlobe Energy Corporation" on April 2, 1996. The United States oil and gas properties of the Company were sold in the year 2000 to fund opportunities in Yemen. On June 9, 2004 the Company continued from the Province of British Columbia to the Province of Alberta under the Business Corporations Act (Alberta). In early 2008, the Company sold its Canadian assets and operations and now conducts business exclusively in Egypt and Yemen.

TransGlobe, through its wholly-owned subsidiaries, is primarily engaged in the exploration for, development and production of crude oil in Egypt and Yemen. The following table sets out the subsidiaries of the Company and the Company's ownership interest in those subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership
TransGlobe West Gharib Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TG West Yemen Inc. (1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe Petroleum International Inc.	Turks & Caicos Islands, B.W.I.	100%
TG Holdings Yemen Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe Petroleum Egypt Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe GOS Inc.(1)	Turks & Caicos Islands, B.W.I.	100%

Note:

(1)	These companies are 100% owned directly by TransGlobe Petroleum International Inc., which company is a wholly-owned subsidiary of the Company.

TG Holdings Yemen Inc. owns TransGlobe's interests in Block 32 and Block 72 in Yemen. TG West Yemen Inc. owns TransGlobe's interests in Block 75 and Block S1 in Yemen. TransGlobe Petroleum Egypt Inc. owns TransGlobe's interest in Nuqra Block 1 in Egypt. TransGlobe West Gharib Inc. owns TransGlobe's interest in West Gharib concession in Egypt. TransGlobe GOS Inc. owns TransGlobe's interest in East Ghazalat concession in Egypt.

General Development of the Business

TransGlobe is an independent, Canadian-based, international upstream oil company whose main business activities include exploration, development and production of crude oil. The Company has exploration and production operations in Egypt and Yemen. See "General Development of the Business" in the AIF, which is incorporated herein by reference.

           Recent Developments

In January 2010, the Company announced a farmout agreement with Vegas Oil & Gas SA ("Vegas") to earn a 50% interest in the East Ghazalat concession in the western desert of Egypt. The East Ghazalat Concession is operated by Vegas, a privately owned oil and gas company.

In Egypt during 2010, the Company drilled 25 wells in West Gharib and six wells in East Ghazalat. The West Gharib drilling resulted in 20 oil wells and five dry holes. The drilling was primarily focused on the emerging Nukhul oil resource appraisal and development. At East Ghazalat, the Company participated in drilling six wells, resulting in four oil wells on the Safwa structure and two dry holes during 2010. The operator of the East Ghazalat Concession filed a notice of commercial discovery for the Safwa wells in December of 2010. The operator is planning to meet with the Egyptian government in early 2011 to define a development lease area for the Safwa discovery. It is expected that production could commence as early as the second quarter of 2011.

In West Yemen during 2010, the Company participated in five wells in Block S1 resulting in five oil wells. In East Yemen during 2010, the Company participated in three wells in Block 32 resulting in two oil wells and one dry hole

CONSOLIDATED CAPITALIZATION OF THE COMPANY

The following table sets forth the consolidated capitalization of the Company as at September 30, 2010, both before and after giving effect to the Offering.

(In U.S. Dollars except for share amounts)

Outstanding as at September 30,
		Outstanding as at	2010 after giving effect to the
	Authorized	September 30, 2010	Offering(4)

Debt:
Bank Loan(1)	$100,000,000	$46,045,030	$0
Share Capital:
Common Shares (2)	Unlimited	$76,638,511 (66,917,172 shares)	$145,491,766(3) (71,917,172 shares)

Notes:

(1)

A subsidiary of the Company has a US$100.0 million borrowing base facility with a syndicate of three banks with US$50 million drawn at September 30, 2010. The loan facilities bear interest at the LIBOR rate plus an applicable margin, which ranges from 3.75% to 4.75% dependent on the utilizations outstanding, and are secured by a pledge over certain bank accounts of certain of the Company's subsidiaries, a pledge over the shares of certain of the Company's subsidiaries, a fixed and floating charge over certain assets of such subsidiaries and parent and subsidiary corporate guarantees.

(2)	As at September 30, 2010, 6,684,817 Common Shares were reserved for issuance under the stock option plan of the Company.

(3)	Calculated net of the Underwriters fees and expenses in connection with this Offering of Cdn$3,750,000 and Cdn$400,000, respectively.

(4)

Amounts do not include exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the Common Share capital of the Company would be US$155,878,064 (72,667,172 Common Shares outstanding).

DETAILS OF THE OFFERING

The offering consists of 5,000,000 Common Shares at a price of $15.00 per Common Share and up to an additional 750,000 Common Shares at a price of $15.00 per Common Share if the Over-Allotment Option is exercised in full.

USE OF PROCEEDS

The estimated net proceeds to the Company from the sale of the Common Shares are Cdn$70,850,000 (US$68,853,255), after deducting the Underwriters' fee of Cdn$3,750,000 (US$3,644,315) and the expenses of the Offering estimated to be Cdn$400,000 (US$388,727). If the Over-Allotment Option is exercised in full, the net proceeds from the sale of the Common Shares hereunder are estimated to be Cdn$81,537,500 (US$79,239,553), after deducting the Underwriters' fee of Cdn$4,312,500 (US$4,190,962) and the estimated expenses of the Offering of Cdn$400,000 (US$388,727). See "Plan of Distribution".

The net proceeds of the Offering will primarily be used by the Company to repay existing credit facilities on or before March 31, 2011 and to evaluate, and if determined to be in the best interests of the Company, pursue business development opportunities in Egypt during fiscal 2011, including adding new acreage through farm-in arrangements, bid rounds or acquisitions from third parties.

Use of Proceeds
Repay existing credit facilities	$50,000,000
Pursue business development opportunities in Egypt	$20,850,000
Total Proceeds	$70,850,000

The credit facilities were originally drawn to fund Egyptian acquisitions in 2008.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated January 10, 2011 among the Company and the Underwriters, the Company has agreed to sell, and the Underwriters have agreed to purchase, on or about February 1, 2011, subject to the terms and conditions contained therein, the Common Shares offered hereby at a price of $15.00 per Common Share for total gross consideration of $75,000,000 payable to the Company against delivery of the Common Shares. The price of the Common Shares offered hereby was determined by negotiation between the Company and Macquarie Capital Markets Canada Ltd. on its own behalf and on behalf of the other Underwriters. In consideration for their services in connection with the Offering, the Underwriters will be paid a fee of $0.75 per Common Share issued by the Company for an aggregate fee payable by the Company of $3,750,000 (prior to the exercise of the Over-Allotment Option).

The Company has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 750,000 Common Shares at a price of $15.00 per Common Share, exercisable in whole or in part, at any time and from time to time for a period of 30 days from the Closing Date to cover over-allotments, if any, and for market stabilization purposes. A purchaser who acquires Common Shares forming part of the Over-Allotment Option acquires those Common Shares under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total offering, Underwriters' fee and net proceeds to the Company (before deducting expenses of the Offering) will be $86,250,000, $4,312,500 and $81,937,500, respectively. This short form prospectus also qualifies both the grant of the Over-Allotment Option and the distribution of the Common Shares issuable upon exercise of the Over-Allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated upon the occurrence of certain stated events. If one or more of the Underwriters purchasing in excess of 10% of the Common Shares fails to purchase their allotment of Common Shares, the remaining Underwriters may, but are not obligated to, purchase on a pro rata basis as between themselves the Common Shares. The Underwriters are, however, obliged to take up and pay for all Common Shares offered hereby if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their agents, directors, officers, shareholders and employees against certain liabilities and expenses.

The Company has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Company has agreed that it will not, without the prior consent of Macquarie Capital Markets Canada Ltd. on behalf of the Underwriters pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, directly or indirectly, sell or offer to sell any Common Shares or otherwise issue, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Common Shares or announce any intention to do so, at any time prior to 90 days following the closing of the offering, except for the purposes of the Company's share compensation arrangements or to satisfy existing instruments outstanding as at the date of the Underwriting Agreement.

Closing of this Offering is expected to take place on or about February 1, 2011, or such other date as mutually agreed upon between the Company and the Underwriters but in any event, not later than March 15, 2011.

The TSX has conditionally approved the listing of the Common Shares distributed under this short form prospectus. Such listing will be subject to the Company fulfilling all the listing requirements of the TSX on or before April 14, 2011. The Company is also required to notify the NASDAQ within 10 calendar days of the issuance of the Common Shares.

The Underwriters propose to offer the Common Shares offered pursuant to this short form prospectus initially at the offering price specified above. After a reasonable effort has been made to sell all of the Common Shares at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Common Shares remaining unsold. The Underwriters' fee will be decreased by the amount that the aggregate selling price for the Common Shares is less than the gross proceeds paid by the Underwriters to the Company. Any such reduction will not affect the proceeds received by the Company.

The Common Shares offered under this short form prospectus have not been and will not be registered under the U.S. Securities Act or any applicable state securities in the United States. Accordingly, the Common Shares may not be offered or sold to, or for the account or benefit of persons in the United States or to U.S. Persons except in transactions exempt from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

The Underwriters have agreed that they will not offer or sell any of the Common Shares to, or for the account or benefit of persons in the United States or U.S. Persons, except to certain institutional "accredited investors" that satisfy the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act in accordance with registration exemptions under the U.S. Securities Act and applicable state securities laws. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States to non-U.S. Persons only in accordance with Regulation S under the U.S. Securities Act.

The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the U.S. Securities Act, they will not offer or sell the Common Shares within the United States or to, or for the account or benefit of, persons in the United States or U.S. Persons (i) as part of their distribution, or (ii) otherwise until 40 days after the later of the commencement of the offering and the date of closing (or the date of closing of the Over-Allotment Option, if any) (the "distribution compliance period") unless an exemption from registration under the U.S. Securities Act is available. The Underwriters have further agreed that all offers and sales of the Common Shares during the distribution compliance period will be made in compliance with Rule 903 or 904 of Regulation S under the U.S. Securities Act or an exemption from registration under the U.S. Securities Act. Each Underwriter and any other distributor selling Common Shares (or over-allotment Common Shares, if any) in this Offering to a distributor, to a dealer, as defined in section 2(a)(12) of the U.S. Securities Act, or to a person receiving a selling concession, fee or other remuneration in respect of the securities sold, prior to the expiration of a 40-day distribution compliance period following the final closing of this Offering, must send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a distributor.

This short form prospectus is only being and may only be distributed to and directed at, and the Offering is only being and may only be made to, (i) persons outside the U.K.; or (ii) persons in the U.K. who are both (a) a "qualified investor" within the meaning of Section 86(7) of the FSMA acting as principal or in circumstances to which Section 86(2) of FSMA applies, and (b) have professional experience in matters relating to investments and who are persons referred to in Article 19 (investment professionals) or Article 49 (high net worth companies, unincorporated associations, etc.) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (all such persons together being referred to as "relevant persons"). The securities being offered hereunder are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. By accepting a copy of this short form prospectus and by offering to acquire Common Shares under the Offering, potential investors in the U.K. will be deemed to have represented that they satisfy the criteria specified in clause (ii) above to be a relevant person. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document is not an "approved prospectus" within the meaning in Section 85(7) of FSMA and contains no offer to the public within the meaning of section 102B of FSMA, the U.K. Companies Act 2006 or otherwise. Accordingly, this document has not been approved as a prospectus by the FSA under Section 87A of FSMA and has not been filed with the FSA pursuant to the U.K. prospectus rules nor has it been approved by a person authorized under FSMA.

Each of the Underwriters has agreed in the Underwriting Agreement that it will not directly or indirectly, offer for subscription or sale or solicit applications for any of the Common Shares, nor will it distribute any documents in relation to the Offering to any person: (a) if by doing so it would cause the Offering to be regarded as an offer to the public within the meaning of section 102B of the FSMA and/or which would require TransGlobe to issue an "approved prospectus" within the meaning in Section 85(7) of FSMA with regard to the same; and/or (b) unless such person both (i) falls within Article 19 (investment professionals) and/or 49 (high net worth entities, unincorporated associations etc.) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (ii) a "qualified investor" within the meaning of Section 86(7) of the FSMA acting as principal or in circumstances to which Section 86(2) of FSMA applies.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares. Each Common Share entitles its holder to receive notice of and to attend all meetings of the shareholders of the Company and to one vote at such meetings. The holders of Common Shares are, at the discretion of the board of directors of the Company and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the Common Shares. The holders of Common Shares are entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among its shareholders for the purpose of winding-up its affairs after satisfaction of all creditor claims. As at January 20, 2011, there were 67,892,821 Common Shares issued and outstanding.

On March 13, 2008, the Company replaced its previous shareholder protection rights plan agreement, which had expired, with a new shareholder protection rights plan agreement (the "Rights Plan") with Computershare Trust Company of Canada ("Computershare"), as rights agent, which was approved by TransGlobe's shareholders on May 7, 2008 at the 2008 annual general and special meeting of shareholders. The Rights Plan generally provides that following any person or entity acquiring 20% or more of the issued and outstanding common shares (except pursuant to certain permitted or excepted transactions) and upon the occurrence of certain other events, each holder of common shares, other than such person or entity, shall be entitled to acquire common shares at a discounted price. The Rights Plan is similar to other shareholder or unitholder rights plans adopted in the energy sector. On July 19, 2008, Olympia Trust Company superseded Computershare as the rights agent under the Rights Plan. Copies of the Rights Plan may be obtained on request without charge from the Corporate Secretary of the Company, Suite 2500, 605 – 5th Avenue S.W., Calgary, Alberta T2P 3H5, Telephone: (430) 264-9888. In addition, copies of the Rights Plan, as filed with the securities commission or similar authorities in Canada on May 9, 2008, may be obtained from the Company's SEDAR profile at www.sedar.com.

PRIOR SALES

During the fiscal year ended December 31, 2010, TransGlobe issued stock options under its share option plan (the "Plan") to acquire an aggregate of 1,430,400 Common Shares at a weighted average exercise price of $7.24 per Common Share.

During the fiscal year ended December 31, 2010, TransGlobe issued an aggregate of 2,176,682 Common Shares upon the exercise of previously issued stock options under the Plan for aggregate consideration of approximately $10,203,372. In January 2011, TransGlobe issued an aggregate 317,500 Common Shares upon the exercise of previously issued stock options under the Plan for aggregate consideration of approximately $1,190,063.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

TransGlobe's Common Shares are listed and posted on the TSX and the NASDAQ under the trading symbols "TGL" and "TGA", respectively (prior to January 16, 2008 the Common Shares traded in the United States on the American Stock Exchange under the symbol "TGA").

The following table sets out the monthly high and low closing prices and the total monthly trading volumes on the TSX for the indicated periods:

(Canadian dollars, except volumes)	High	Low
	$	$	Volume
2010
January	4.03	3.52	1,196,192
February	4.24	3.78	1,275,439
March	5.92	3.96	5,366,978
April	7.68	5.85	8,564,559
May	7.80	5.76	4,891,050
June	8.25	7.24	2,775,955
July	7.95	6.74	1,654,169
August	8.09	7.59	5,418,540
September	9.99	7.49	4,279,010
October	11.27	9.49	4,581,004
November	17.49	10.80	8,628,598
December	20.35	13.69	15,155,723
2011
January 1 – 20	15.99	13.80	3,027,605

The following table sets out the monthly high and low closing prices and the total monthly trading volumes on the NASDAQ for the indicated periods:

(U.S. dollars, except volumes)	High	Low
	$	$	Volume
2010
January	3.8899	3.33	1,526,249
February	4.08	3.52	1,677,386
March	5.83	3.85	4,540,508
April	7.58	5.81	7,792,276
May	7.59	6.16	5,584,288
June	8.28	6.87	5,474,792
July	7.66	6.80	2,571,596
August	7.87	7.12	2,372,618
September	9.70	7.15	4,621,682
October	11.0542	9.16	4,713,770
November	17.40	10.30	13,139,210
December	20.26	13.68	20,161,589
2011
January 1 – 20	16.23	13.77	4,502,567

On January 7, 2011, the last completed trading day on which the Common Shares traded prior to announcement of this Offering, the closing price of the Common Shares was $15.64 on the TSX and US$15.82 on the NASDAQ. On January 20, 2011, the closing price of the Common Shares on the TSX and the NASDAQ was $14.45 and US$14.47, respectively.

RISK FACTORS

An investment in the Common Shares is speculative due to the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, oil reserves. An investor should carefully consider the risk factors set forth below and consider all other information contained herein and the risk factors combined in pages 45 to 51 of the AIF and incorporated herein by reference.

Market Price of Common Shares

There can be no assurance that an active market for the Common Shares will be sustained after the Offering. Securities of small and mid-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the attractiveness of certain industries. There can be no assurance that continuing fluctuations in price will not occur. The price per Common Share is also likely to be affected by the United States dollar, the Canadian dollar, the Egyptian pound or in changes to the Company's financial condition or results of operations. Other factors unrelated to the performance of the Company that may have an effect on the price of Common Shares include the following: the publication of earnings estimates or other research reports and speculation in the press or investment community; lessening in trading volume and general market interest in the Company's securities may affect a purchaser's ability to trade significant numbers of Common Shares; changes in the industry in which the Company operates and competition affecting the Company; the financial condition, results of operation and prospects of the Company; and general market and economic conditions. If an active market for the Common Shares does not continue, the liquidity of a purchaser's investment may be limited and the price of the Common Shares may decline below the price at which the Common Shares are issued pursuant to the Offering. If such a market does not continue, purchasers may lose their entire investment in the Common Shares.

INTEREST OF EXPERTS

Certain legal matters in connection with the issuance of the Common Shares offered hereby will be passed upon on behalf of the Company by Burnet, Duckworth & Palmer LLP, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. As of January 21, 2011, each of the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, own less than 1% of the outstanding Common Shares.

Reserve estimates contained in certain of the documents incorporated by reference into this short form prospectus are based upon reports prepared by DeGolyer and MacNaughton Canada Limited as independent consultants, with respect to reserves of the Company. As of the date hereof, the partners, as a group, of DeGolyer and MacNaughton Canada Limited own, directly or indirectly, less than 1% of the outstanding Common Shares.

Deloitte & Touche LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Company to which the Company is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Deloitte & Touche LLP, Independent Registered Chartered Accountants, 3000, 700 – 2nd Street SW, Calgary, Alberta T2P 0S7

The registrar and transfer agent for the Common Shares is Olympia Trust Company at its principal offices in the cities of Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short form prospectus of TransGlobe Energy Corporation (the "Company") dated January 21, 2011 qualifying the distribution of 5,000,000 common shares of the Company (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the Board of Directors and Shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2009 and 2008 and the consolidated statements of (loss) income and retained earnings, comprehensive (loss) income and cash flows for the years then ended. Our report is dated March 9, 2010.

Calgary, Alberta	(signed) "Deloitte & Touche LLP"
January 21, 2011	Independent Registered Chartered Accountants

C-1

CERTIFICATE OF THE COMPANY

Dated: January 21, 2011

     This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec.

TRANSGLOBE ENERGY CORPORATION

(signed) "Ross G. Clarkson"	(signed) "David C. Ferguson"
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

On behalf of the Board of Directors
of TransGlobe Energy Corporation

(signed) "Lloyd W. Herrick"	(signed) "Geoffrey C. Chase"
Director	Director

C-2

CERTIFICATE OF THE UNDERWRITERS

Dated: January 21, 2011

     To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec.

MACQUARIE CAPITAL MARKETS CANADA LTD.

By: (signed) "David M. Vetters"

DUNDEE SECURITIES CORPORATION	GMP SECURITIES L.P.

By: (signed) "Timothy J. Hart"	By: (signed) "Wade Felesky"

CANACCORD GENUITY CORP.	FIRSTENERGY CAPITAL CORP.

By: (signed) "Bruce McDonald"	By: (signed) "Nicholas J. Johnson"

FRASER MACKENZIE LIMITED	PETERS & CO. LIMITED

By: (signed) "Scott Fleurie"	By: (signed) "J.G. (Jeff) Lawson"